EX—FILING FEES

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

North Haven Private Income Fund A LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$14,948,596.17	(1)	0.01381%	$2,064.40	(2)
Fees Previously Paid				-
Total Transaction Valuation	$14,948,596.17
Total Fees Due for Filing				$2,064.40
Total Fees Previously Paid				-
Total Fee Offsets				-
Net Fee Due				$2,064.40

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 758,427 Class I Units of North Haven Private Income Fund A LLC at a price equal to $19.71 per unit, which represents the Company’s net asset value as of June 30, 2026.

(2) Calculated at $138.10 per $1,000,000 of the transaction value.